THIS AGREEMENT is dated as of the 6th day of December, 2010.

BETWEEN:	ALTIUS RESOURCES INC., a body corporate,

(hereinafter called the “Payee”)

AND:	ALDERON RESOURCE CORP., a body corporate,

(hereinafter called the “Payor”)

WITNESSETH THAT for good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

1.             Definitions and Interpretation

1.1           In this Agreement, except as otherwise expressly provided, or unless the context otherwise requires:

1.1.1        “Affiliate” means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a Party.  The term “control” as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

1.1.2        “Business Day” means a day on which chartered banks are open for business in St. John’s, Newfoundland and Labrador.

1.1.3        “Commercial Production” shall mean any form of mining, milling, processing, concentrating, recovery or refining activity conducted with the intention of creating economic value or economic gain from deposits of Minerals contained within the Property, including the taking of Minerals from the Property for the purpose of bulk sampling or determining the amenability of the Minerals to beneficiation processes or mining to the extent that such taking results in actual proceeds of sale.

1.1.4        “Deemed Receipts” shall mean the following:

1.1.4.1     Where Payor or its Affiliates produce or have produced any Refined Products through any smelting or refining arrangements or any other transactions that result in the return to, or credit to the account of, Payor or its Affiliates of:

A.    refined copper meeting the good delivery requirements of the London Metal Exchange (“LME”) for Grade “A” Copper Cathode or High Grade Copper meeting the COMEX division of the New York Mercantile Exchange (“COMEX”) requirements for delivery (each, “Refined Copper”);

B.    fine gold bullion of .995 or better (“Gold Bullion”);

C.    silver bullion of .9995 or better (“Silver Bullion”); and/or

D.    other Products produced from Intermediate Products through subsequent smelting and/or refining and the outturned metal from which meets the relevant specifications for Refined Products that have prices regularly quoted on the London Metals Exchange (“Other Refined Products”) and in each case produced from Raw Products and/or Intermediate Products produced from the Property;

then notwithstanding anything in this Agreement to the contrary, the term “Deemed Receipts” for such Refined Products shall be deemed to mean the net number of pounds avoirdupois of Refined Copper and/or troy ounces of Gold Bullion and/or Silver Bullion, and/or net number of pounds avoirdupois or other relevant unit of measure for Other Refined Products, as the case may be, returned to, or credited to the account of, Payor or its Affiliates by the applicable smelter, refinery or other treatment facility in a calendar quarter, multiplied by:

E.     for Refined Copper, the average of the LME Settlement Price for Grade “A” Copper Cathode in the case of return of LME Grade “A” Copper Cathode or of the COMEX most nearby spot price in the case of return of COMEX High Grade Copper or the equivalent, in each case for the calendar quarter in which such Refined Copper is returned or credited to the account of Payor or its Affiliates by such smelter, refinery or other treatment facility;

F.     for Gold Bullion, the average London Bullion Market Association P.M. Gold Fixing for the calendar quarter in which such bullion is so returned or credited;

G.    for Silver Bullion, the average London Bullion Market Association Silver Fixing for the calendar quarter in which such bullion is so returned or credited; and

H.    for Other Refined Products, the average London Metals Exchange prices for such Other Refined Product for the calendar quarter in which such Other Refined Product is so returned or credited.

In the event of any insurance proceeds payable to Payor or its Affiliates for any loss or damage to the Intermediate Products prior to receipt at the relevant refinery, smelter or other treatment facility, such insurance proceeds shall be included as revenue in lieu of Deemed Receipts to the extent of such proceeds.

1.1.4.2     The average price for the calendar quarter shall be determined by dividing the sum of all daily prices posted during the relevant calendar quarter by the number of days that prices were posted.  The posted price shall be obtained, in the case of LME Grade “A” copper cathode or COMEX Grade Copper, or Other Refined Products, from Platt’s Metals Price Alert, Metals Week Monthly Averages for the applicable period or Metals Bulletin, but corrected to the official quotations of COMEX or the London Metal Exchange in the event of printing errors, and for other prices, The Wall Street Journal, Reuters, or other reliable source selected by Payor.

1.1.4.3     If the LME Settlement Price for Grade “A” Copper Cathode, or the COMEX most nearby spot price for High Grade Copper, the London Bullion Brokers P.M. Gold Fixing or the London Bullion Brokers Silver Fixing, or other relevant LME prices, as the case may be, ceases to be published, the Parties shall agree upon a similar alternative method for determining the average daily spot market price for Refined Copper, Gold Bullion or Silver Bullion, or Other Refined Products, as the case may be, or upon failure to so agree, the average of the daily LME settlement prices during such period, as reasonably determined by Payor, shall be used.

In the case where an Intermediate Product is distributed to an Affiliate of Payor and such Intermediate Product is converted by such Affiliate or a third Person on behalf of such Affiliate to a Refined Product meeting the standards for determining Deemed Receipts as set forth in this Section, then for purposes of calculating Deemed Receipts such Refined Product shall be deemed produced, and the Deemed Receipts received, by Payor in the calendar quarter in which the Refined Product is made available to the Affiliate by the smelter or refinery.

1.1.5        “GAAP” shall mean Canadian generally accepted accounting principles.

1.1.6        “Intermediate Products” shall mean concentrates (including without limitation iron ore concentrate, leachates, precipitates, and other concentrates), iron ore pellets, doré, and other intermediate products, if any, produced from Raw Products, but shall not include cathode or Other Refined Products.

1.1.7        “industrial minerals” means any naturally-occurring rock or mineral of economic value, excluding Products. Industrial minerals shall not include any material mined from the Property for use by Payor for roads, foundations, concrete or other construction or industrial uses on or relating to the Property or material that is processed that did not originate from the Property, and shall not include any material that is not recovered for commercial sale from ores extracted from the Property; provided that any such material which is used by Payor in the iron ore pelletization process shall be included in industrial minerals.

1.1.8        “iron ore pellets” shall mean a product obtained by pelletizing iron ore or iron ore concentrates, suitable for iron making in blast furnaces.

1.1.9        “Minerals” shall mean all rocks, minerals, ore, concentrate, precious and base metals, elements and other materials removed or recovered from the Property through mining, milling, processing, concentrating, smelting or refining activity including without limitation uranium and stone, aggregate, quarry materials and construction materials.

1.1.10      “Physical Product Receipts” means, if Raw Products or Intermediate Products are sold by Payor to a smelter, refinery, pelletization facility or other purchaser, the amounts paid to Payor from such sale.

1.1.11      “Property” means the mineral licenses set forth in Schedule “A” annexed hereto and all lands, property and rights contained therein, including any renewals, extensions or replacements of the same issued from time to time in whole or in part, and any other property or mineral tenure that may arise from time to time in connection therewith, including for the sake of certainty any mineral lease or mineral grant.

1.1.12      “Products” shall mean Raw Products, Intermediate Products and Refined Products produced, sold, delivered and shipped from the Property.  Products shall not include any material mined from the Property for use by Payor for roads, foundations, concrete or other construction or industrial uses on or relating to the Property or material that is processed that did not originate from the Property, and shall not include any material that is not recovered for commercial sale from ores extracted from the Property.

1.1.13      “Raw Products” shall mean ore including without limitation iron ore produced from the Property in the form of run of mine ore, direct shipment ore and other similar crude or raw ore produced from the Property without further processing other than crushing.

1.1.14      “Refined Products” shall mean Gold Bullion, Silver Bullion, cathode and other Refined Copper, and Other Refined Products produced from Intermediate Products through refining and/or smelting or equivalent treatment operations.

1.1.15      “Receipts” shall be the sum of Physical Product Receipts and Deemed Receipts for the applicable calendar quarter.

1.1.16      “Royalty” has the meaning assigned to it in section 2.1.

1.1.17      “Royalty Percentage” has the meaning assigned to it in Section 2.1.

2.             Royalty

2.1           The Payor hereby acknowledges the reservation in favour of the Payee, and further grants and agrees to pay to the Payee, a gross sales royalty (the “Royalty”) in perpetuity equal to 3% (the “Royalty Percentage”) of the Receipts.

3.             Computation and Payment

3.1           Royalty.  To compute the Royalty, the Payor shall multiply the Receipts by the Royalty Percentage for the calendar quarter.

3.2           Payments.  When Royalty payments are due and owing, Payor shall pay to the Payee the amount due within 45 days after the end of the calendar quarter for which such computation is made, and shall deliver with such payment a copy of the calculations used in connection with such payment.  Any overpayments or underpayments shall be corrected in the next calendar quarter following determination of such adjustment. All payments shall be made by bank cheque delivered to the address of the Payee or via wire payment to the account of the Payee.

3.3           Exceptions.  All Royalty payments shall be considered final and in full satisfaction of all obligations of Payor with respect thereto, unless the Payee gives Payor written notice describing and setting forth a specific objection to the calculation thereof within twelve months after receipt by the Payee of the statement herein provided for.  If the Payee objects to a particular statement as herein provided, the Payee shall, for a period of 30 days after Payor’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have Payor’s accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant acceptable to the Payee and to Payor.  If such audit determines that there has been a deficiency or an excess in the payment made to the Payee such deficiency or excess shall be resolved by adjusting the next quarterly Royalty payment due hereunder.  The Payee shall pay all costs of such audit unless a deficiency of more than 10% of the amount due is determined to exist.  Payor on its own account shall pay the costs of such audit if a deficiency of more than 10% of the amount due is determined to exist.  All books and records used by Payor to calculate the Royalty shall be kept in accordance with GAAP.  Failure on the part of the Payee to make claim on Payor for adjustment in such twelve month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

3.4           Inspections.   Upon not less than five (5) Business Days notice to Payor, Payee, or its authorized agents or representatives, may, under the direction and control of Payor, enter upon all surface and sub-surface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, and all production records and data pertaining to all production activities and operations on or with respect to the Property, including without limitation, records and data that are electronically maintained.

3.5           Annual Report.  Within 60 days following the end of each calendar year, the Payor will provide Payee with an annual report of Minerals mined, Minerals milled or processed, recoveries, and grades, with respect to the Property during such calendar year.  Such annual report shall include estimates of proposed expenditures upon, anticipated production from and estimated remaining Mineral reserves on the Property for the succeeding calendar year and any changes to, or replacements of, the mine plan or any “life of mine plan” with respect to the Property.  The Payor will provide Payee with a copy of any “life of mine plan”, if produced, within 30 days of its approval by Payor and any changes to, or replacements of, any such “life of mine plan” or any mine plan within 30 days after such change or replacement thereof.

3.6           Trading Activities.  All profits and losses resulting from Payor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to mineral products (collectively, “Hedging Transactions”) are specifically excluded from calculations of the Royalty, it being understood by the parties that Payor may engage in speculative hedging trading activities for its own account. All Hedging Transactions by Payor and all profits or losses associated therewith, if any, shall be solely for Payor’s account, irrespective of whether or not mineral products are delivered in fulfilment of such obligations.

3.7           Accounting Principles.  All computations under this Agreement shall be determined in accordance with GAAP as applied by Payor.

3.8           Withholding.  Payor may deduct and withhold from payments due to the Payee hereunder such amounts as may be required by the Mineral and Mining Rights Tax Act, 2002, S.N.L. 2002, c. M-16.1 and Regulations thereunder as the same may be amended from time to time or other applicable legislation.

4.             Commingling

4.1           Payor shall have the right to commingle ore, concentrates, minerals and other material mined and removed from the Property from which Products are to be produced, with ore, concentrates, minerals and other material mined and removed from other lands and property; provided, however, that Payor shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling.  In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, Payor may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on the Payee.

5.             Tailings and Waste

5.1           All tailings or waste material shall be the property of the Payor and the Payor shall have no obligation to process or extract substances therefrom. If the Payor elects to extract Minerals of value therefrom and utilizes or sells the same, the Payee shall receive payments in respect of the Royalty during Commercial Production of such Minerals.  If the Payor commingles the tailings or waste material produced from the Property with tailings and waste material not produced from the Property, the Payor shall record the tonnage amount and source of such tailings and waste material prior to commingling and the Royalty payments, if any, shall be based upon the recoverable pro rata portion of the minerals in the tailings or waste material derived from the Property.  The records of the Payor shall be deemed conclusive as to the tailings or waste material attributable to each source.

6.             Conduct of Operations

6.1           All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, processing, extraction treatment, if any, and the materials to be introduced into the Property or produced therefrom, and except as otherwise provided in this Agreement all decisions concerning the sale or other disposition of Minerals (including, without limitation, decisions as to buyers, times of sale, whether to store or stockpile Minerals for a reasonable length of time without selling the same) shall be made by the Payor, acting reasonably and in accordance with good mining and engineering practice in the circumstances.

7.             Compliance with Laws/Environmental Obligations

7.1           The Payor will indemnify and save Payee and its parent and Affiliates harmless from any loss, cost or liability including, without limitation, reasonable legal fees arising from a claim against Payee in respect of any failure by the Payor to at all times comply with all applicable present or future federal, provincial, territorial and local laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies and guidelines relating to the Payor or the Property; provided, however, the Payor shall have the right to contest any of the same if such contest does not jeopardize the Property or Payee’s rights thereto or under this Agreement.

7.2           The Payor will indemnify and save Payee and its parent and Affiliates harmless from any loss, cost or liability (including, without limitation, reasonable legal fees) arising from a claim against Payee in respect of:

7.2.1        any failure by the Payor to timely and fully perform all abandonment, restoration, remediation and reclamation required by all governmental authorities pertaining or related to the operations or activities of by the Payor on or with respect to the Property or required under this Agreement;

7.2.2        the Payor causing, suffering, or permitting any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance; or

7.2.3        any failure by the Payor which results in a violation of or liability under any present or future applicable federal, territorial, provincial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies or guidelines.

8.             Insurance

8.1           Payor shall purchase or otherwise arrange at its own expense and shall keep in force at all times insurance (including, without limitation, comprehensive general public liability insurance) against claims for bodily injury or death or property damage arising out of or resulting from activities or operations on or with respect to the Property and in respect of loss, theft or destruction of Minerals, in such amounts as will adequately protect the Payor, Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to the Property and as will adequately protect the Payor and Payee from loss, theft and destruction of Minerals whether on or off the Property and prior to final sale. Payee shall be named as a loss payee on all property, liability and other insurance policies held by Payor and relating to the Property, the Minerals or the Royalty.

9.             Maintenance of Property

9.1           The Payor shall do all things and make all payments necessary or appropriate to maintain the right, title and interest of the Payor and Payee in the Property and the Minerals and to maintain the Property in good standing.  The Payor shall be entitled, from time to time, to abandon or surrender or allow to lapse or expire any part or parts of any mineral claims or mining leases relating to or comprising the Property if the Payor determines, acting reasonably, that such part or parts are not economically viable or otherwise have insufficient value to warrant continued maintenance.

9.2           Notwithstanding section 9.1, the Payor shall not abandon or surrender, or allow to lapse or expire, any mining claims or leases relating to or comprising the Property for the purpose of permitting any third party to restake such claim and avoid the Royalty; and if the Payor, or any person with which the Payor does not deal at arm’s length or joint venturer, restakes any expired claims or leases relating to or comprising the Property, this Agreement shall include any such new claims.

10.          Nature of Royalty

10.1         To the extent permitted under applicable law, the Royalty creates a direct real property interest in the Property and constitutes a covenant running with the Property. Any expense associated with establishing, registering or perfecting the Royalty as a real property interest shall be for the account of the Payee.

11.          Term

11.1         This Agreement shall continue in perpetuity.  If any right, power or interest of either party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Agreement.

12.          Change In Ownership

12.1         By Payor.  Payor will not sell, assign or transfer the Property or any right, title or interest that it now has or may hereafter have therein, in whole or in part, to any person, firm or corporation, or agree to do so or grant any person, firm or corporation an option or right to acquire the Property or any right, title or interest that it now has or may hereafter have therein, in whole or in part, unless the intended transferee first provides an acknowledgement in writing to Payee, in form and content to the reasonable satisfaction of Payee, that it assumes this Agreement and the obligations of Payor hereunder as if a named party in the first instance.

12.2         By Payee.  No change or division in the ownership of the Royalty, however accomplished, shall enlarge the obligations or diminish the rights of Payor.  The Payee covenants that any change in ownership of the Royalty shall be accomplished in such a manner that Payor shall be required to make payments and give notice to no more than one person, and upon breach of this covenant, Payor may retain all payments otherwise due in escrow until the breach has been cured.

13.          General Provisions

13.1         Registration of Interest.  Payee shall have the right from time to time to register or record notice of this Agreement and the Royalty, any other documents relating to or contemplated by the foregoing and any caution or other title document, against title to the Property or elsewhere, and Payor shall cooperate with all such registrations and recordings and provide its written consent or signature to any documents and do such other things from time to time as are necessary or desirable to effect all such registrations or recordings or otherwise to protect the interests of Payee hereunder.

13.2         Time.   Time is of the essence of this Agreement and each of the terms and conditions of this Agreement.

13.3         Notices.  Any notices to be given to one party by the other may be sent by telecopy or may be personally delivered addressed as follows:

To Payee:
Altius Resources Inc.

Suite 202, Kenmount Business Centre

66 Kenmount Road

St. John’s, NL

A1B 3V7

Attention:  Brian Dalton

Fax:  709-576-3441

To Payor

Alderon Resource Corp.

1240 – 1140 W. Pender Street

Vancouver, B.C.

V6E 4G1

Attention:  Mark Morabito

Fax:  604-681-8039

or at such other address as any party hereto may from time to time designate by written notice to the other parties hereto and any such notice shall be deemed to have been given and received by the party to which it is addressed on delivery if delivered and on the day following transmission if telecopied.

13.4         No Implied Covenants.  There are no implied covenants or duties on the part of Payor to the Payee, whether relating to the exploration, development or mining of the Property, the marketing or sale of Products or otherwise. Without limiting the generality of the foregoing, Payor is not under any obligation to explore, develop or produce Products from the Property or to continue production once commenced and Payor has the unfettered right to suspend, curtail or terminate any such operation or activity as it in its sole discretion may determine.

13.5         No Fiduciary Duties.  Nothing herein shall be construed to create, expressly or by implication, a fiduciary relationship or a partnership between Payor and the Payee.

13.6         Severability.  If any one or more of the provisions of this Agreement are held to be illegal, invalid or unenforceable for any reason, then such illegality, invalidity or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision or provisions had never been contained herein.

13.7         Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Newfoundland and Labrador.

13.8         Binding Effect.  All covenants, conditions and terms of this Agreement shall be of benefit to and run as a covenant with the Property and shall bind and enure to the benefit of the parties hereto and their respective successors and assigns.

13.9         Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

13.10       Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

13.11       Counterparts.  This Agreement may be executed in counterparts and delivered by facsimile or in the form of a photocopy, and each such facsimile or photocopy signature shall be deemed to be an original and all such counterparts taken together shall be deemed to be one and the same original document and notwithstanding their actual date of execution shall be deemed to be dated as of the date first above written.

14.          Arbitration

14.1         All disputes, controversies, questions or claims arising out of, or in connection with, this Agreement, including the interpretation, performance, breach, termination or invalidity of it, shall be referred to and finally settled by three arbitrators appointed as follows:

14.1.1      either party may refer any such matter to arbitration by written notice to the other party, naming its appointee as arbitrator;

14.1.2      the other party shall, within 14 days of receipt of the notice, name its appointee as arbitrator; and

14.1.3      the two arbitrators so named shall, within 14 days of the naming of the latter of them, select and appoint a third arbitrator.

14.2         Except as specifically provided in this section, an arbitration hereunder shall be conducted in accordance with the provisions of the Arbitration Act of the Province of Newfoundland and Labrador, which provisions shall be binding upon the parties hereto with respect to the submission made under this agreement.

14.3         The seat of the arbitration shall be St. John’s, Newfoundland and Labrador and the language of the arbitration shall be English.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

THE CORPORATE SEAL of Altius Resources Inc. was hereunto affixed in the presence of:	ALTIUS RESOURCES INC.

“John Baker”	“Brian Dalton”
Notary Public (NL)

THE CORPORATE SEAL of Alderon Resource Corp. was hereunto affixed in the presence of:	ALDERON RESOURCE CORP.

“Sonya Sihota”	“Sheila Paine”

SCHEDULE A

PROPERTY SUBJECT TO THE ROYALTY

Labrador Claims

Licence	Claims	NTS Areas	Issuance Date
015980M	191	23B14 23B15	Dec 29, 2004
17926M	92	23B15	August 30, 2010
17948M	22	23B15	September 30, 2010

Quebec Claims

Licence	Area	Map Sheet	Registration Date
CDC2156611	25.03	23B14	2008/05/29
CDC2156609	45.31	23B14	2008/05/29
CDC2156607	49.40	23B14	2008/05/29
CDC2156610	3.50	23B14	2008/05/29
CDC2156608	4.22	23B14	2008/05/29